UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−K

ANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Relay Management L.L.C.

(Exact name of issuer as specified in its charter)

Nevada	82-4229760
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3651 Lindell Rd. Suite D, Las Vegas NV 89103

(Full mailing address of principal executive offices)

(888) 412-4404

(Issuer’s telephone number, including area code)

Preferred Units

Title of each class of securities issued pursuant to Regulation A

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Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our,” “our company,” “the company,” or “Relay” refer to Relay Management L.L.C., a Nevada limited liability company.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the business, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors.

These factors include, among other things:

●	our dependence upon external sources for the financing of our operations and the need to attract additional capital to successfully scale our business;

●	our ability to attract or retain qualified drivers, customers, businesses or promoters to accept our platform in a cost-effective manner;

●	we are an emerging growth company with no operations;

●	our investors will have limited control over the Company, and the Manager is solely responsible for the operation and management of the Company;

●	the mobile application and logistics industries are highly competitive, with well-established and low-cost alternatives that have been available for decades, low barriers to entry, low switching costs, and well-capitalized competitors in nearly every major geographic region;

●	our ability to obtain and enforce patents and to protect our trade secrets. Others could use our technology to compete with us, which could create undue competition and pricing pressures;

●	illegal, improper or otherwise inappropriate activity of users, whether or not occurring while utilizing our platform, could expose us to liability and reputational harm;

●	the effects of COVID-19;

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●	the effects of any reforms or changes in the transportation industry;

●	our ability to achieve, maintain regulatory approvals and comply with applicable regulations;

●	our ability to successfully develop new platform features, offerings and services to enhance the experience of users;

●	we rely on third-party background check providers to screen potential drivers, and if such providers fail to provide accurate information or we do not maintain business relationships with them, our business, financial condition and results of operations could be adversely affected;

●	we anticipate that a significant percentage of our bookings would be from trips in Las Vegas, Nevada, our target metropolitan area, and these operations may be negatively affected;

●	our reliance on third-parties maintaining open marketplaces to distribute our platform and to provide the software we use in certain of our products and offerings. If such third parties interfere with the distribution of our products or offerings or with our use of such software, our business would be adversely affected;

●	that emerging blockchain technology and cryptocurrencies or digital tokens are extremely speculative and volatile and have a high risk of fraud and/or exposure to hacking; and

●	the regulatory regime governing blockchain technologies, cryptocurrencies, digital assets, utility tokens, security tokens and offerings of digital assets is uncertain, and new regulations or policies may materially adversely affect the development and the value of Au Coin.

Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur. Certain important risk factors that could cause actual results to differ materially from those in any forward-looking statements are described in the section labeled “Risk Factors” within the Company’s Offering Circular filed August 19, 2021, as the same may be amended or supplemented from time to time.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

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ITEM 1. BUSINESS

The Company

Overview

Relay Point™ is a business-to-business (B2B) digital transportation and financial network with the core mission of improving businesses by providing tools that assist in managing, maintaining and promoting businesses. We believe these tools will substantially improve access to passenger-for-hire and freight transportation businesses through Relay’s Affiliated Marketing Network (“affiliates”) which will increase traffic and safe arrivals of customers and goods. Affiliates are either a person or company referring in exchange for a commission. Our easy-to-use mobile interface will help businesses quickly manage and control loads, rides or customers’ arrivals, monitor internal transportation dispatches, and complete financial transactions.

Our research shows that we are the first to create business tools to facilitate a safe, secure transaction for delivery of goods or customers to a business or event, where all users within the network are vetted through third-party background and compliance checks. Our Relay Point™ app completed its beta testing phase in Las Vegas in December 2019 and can be accessed on both Android and Apple devices.

Our Advisory Board consists of members of Prime Trust, a charter trust and financial institution developing innovative proprietary technologies, giving us an ability to execute all aspects of digital banking of today and the future. Prime Trust limits our risk in the digital banking sector as they handle all aspects of vetting, compliance and settlements

We intend to enter into a license agreement with Au Coin, a separate related company, to give Relay access to the technology and compliance to use stablecoins and other financial products offered by Prime Trust, a leader in Fintech industry. This allows Relay to streamline its Know-Your-Customer (“KYC”) or Anti-Money Laundering (“AML”) process and digital banking to mitigate risk within the application.

The Manager

The Company will be managed by Stanley K. Chomer. The contact information of the Manager is 3651 Lindell Rd. Suite D, Las Vegas, NV 89103, phone (888) 412-4404, email stan@relaypoint.io.

Our Services

Relay Point™

Relay Point™ is a mobile app which bridges the gap of safety and compliance by solving several problems.

First, Relay has put tools in the hands of regulated drivers, transportation companies, businesses, and affiliates to help abide with state and federal compliance. Drivers are provided tools to manage their personal profile and transportation records such as drops, logs, payments, history and regulated documents, in Relay Point™. Extended management features for transportation allows companies the ability to manage and maintain drivers and fleets.

Second, with Relay’s Affiliate Marketing Network, promoters are provided unique tools to manage and operate their independent promotion companies and teams which gives Relay Point™ a boost in lead generation, creating a growing marketing potential for businesses.

Third, businesses are provided premium featured tools to manage operations in the Relay Point™ for business such as in-house, fleet management, promotions, lead generation, payouts, and IRS 1099 Federal documents. Our app can be used throughout the United States and we plan on initially launching in Nevada. Relay Point™ plans to work with a stablecoin, Au Coin, which our Manager is affiliated with. Please refer to Exhibit C illustrating Stable Coin Solution Workflow.

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Relay Point™ provides automated KYC/AML compliance and helps to reduce risk.

●	Risk Reduction: Our app helps ensure that customers are verifiable, provides source of funds checks which helps reduce overall risk of fraud between onboarding drivers, businesses and promoters,

●	Automated KYC Compliance: For U.S. Natural Persons, our app performs automated identity and documentation verification checks. For Non-U.S. Natural Persons, our app conducts documentation review and verification (for example, check of government-issued ID and address verification) through the application by capturing a copy of a user’s ID and contact information. Passport validation occurs via a third party. For Institutions, our app conducts documentation review and verification through a manual check of company documents and address verification. Jurisdiction of incorporation verification and individual beneficial owners of institutions are subject to all KYC or Customer Identification Program (CIP) requirements.

Relay Point™ uses blockchain technology.

Drivers, businesses and promoters are linked together into a system where smart contracts are used (tickets, promotions, contracts and bill of ladings) at transaction points within the relay system. The smart contract specifies details of the ride or load, such as the payout amount which is created prior to dispatch. When the task has been executed, the payout will transact automatically through the system using stablecoins for the exchange. All of this is executed onto a shared distributed ledger within the app and is managed by Relay Management System, the Web version of our app. Three critical elements of our blockchain technology are:

●	Smart Contracts: Approval and clearance become quicker and more efficient, reducing processing time for customers and/or goods. Customers are tracked in Relay Point™ and goods are tracked in Relay Freight.

●	Tokenization Eco System: A smart contract is created and tokenized onto the blockchain. This system solves many problems such as verification of funds, security of payment, built-in escrow system and transparency within the distributed ledger. The check points within the app by specific users confirms the number of customers, time of arrival, type of customer (general admission, VIP), type of promotion purchased and time of payment. The system allows a business to deposit stablecoins into escrow so when a driver completes the promotion (job) and is confirmed by business, funds will transfer from escrow to driver account for payment and/or promoter for commission in real-time, which guarantees payment based on the contract. This process is similar in the freight system.

●	Stablecoin: The medium of exchange for payment and/or escrow between all users vetted in the system. This tokenization eco system solves the no-currency exchanges of fiat conversion from one denomination to another, making it globally accessible. An account created by a contact allows funds to be deposited into the account to purchase stablecoins within the app. Peer-to-peer transaction is available through the system to send and request stablecoins. After a smart contract is executed and all parties are paid by stablecoin, then exchange conversion allows a user to convert currency out of the system. Users can also deposit stablecoins into escrow.

Relay Point™ and Relay Freight are transportation applications using smart contracts onto blockchain technology for ‘passengers for hire’ or ‘goods and services’ within a B2B and Financial Network. Relay Freight is an application still in the early development phase.

The Ethereum Blockchain is a global, open-source platform for decentralized applications and is the world’s programmable blockchain (www.ethereum.org.). Ethereum was founded by Russian-Canadian Vitalik Buterin and is one of the most mature blockchain platforms today. Known for its robust smart contracting functionality and flexibility, Ethereum has developed a large online community and provides frequent product updates and enhancements.

Smart Contracts are self-executing contracts with the terms of agreement predefined between users and/or buyers and sellers directly written in code and executed onto the blockchain. This protocol is the main competitive advantage of the Ethereum Network. The Ethereum network using smart contract protocols will ensure transactions, peer-to-peer, censorship-resistant, privacy and commerce guarantees creating a trust consensus independently for a more efficient solution to transact within the transportation industry. While our Company has not determined the type of blockchain technology that it will implement, we plan to rely on experts to make that determination. Please see Exhibit 16.3 entitled “Summary of Features of Top 5 Blockchain Platforms for Enterprises.”

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Our proposed monthly pricing for Relay Point™ is as follows:

Retail Business Package Options	Rate
Free Sign Up	$0
Package 1	$500
Package 2	$1,500
Package 3	$2,500

Passenger-for-Hire Transportation Companies	Rate
Basic Software Package	$59
Premium Software Package	$99
State Compliance Vehicle Rate	$20
Federal Compliance Vehicle Rate	$40
Business Credit Card Processing	3.5%

Relay Management System (RMS)

Relay Point™ has created a web-based management system which may be accessed via the internet, or Relay Management System (RMS), as a centralized hub for all settings, tools, and functions, which will become a vital resource for businesses, their internal dispatches and marketing teams. RMS is still in the design phase. RMS presently works on tablets and laptops, and will be functional on mobile devices in the future, which may provide internal teams of businesses with all the necessary tools to help monitor and expand business. Businesses can apply specials, alerts and promotions in real-time to Relay’s Affiliated Marketing Network, creating a significant increase in potential traffic to businesses. Drivers and transportation companies can manage vehicles, fleet history, payroll, ride logs, fuel logs, and maintenance checks within the RMS, helping businesses maintain compliance in critical ways. Promoters benefit from receiving alerts, deals and specials which can be shared with customers in real-time, thus increasing the opportunity for sales, as well as the necessary tools to maintain state compliance in their independent businesses.

Relay Freight

Relay Freight, currently in its design phase, is a mobile app that will use Relay Point™ proprietary technology and processes to manage transportation companies’ safety and compliance which are regulated by state and federal agencies, specifically transportation categorized as freight.

First, drivers are provided with tools to manage their personal profile and transportation records such as drops, logs, pay, history and regulated documents, all within the Relay Freight app/portal/platform/dashboard. Extended management features for transportation allow companies the ability to track loads, manage and maintain drivers and fleets.

Second, Relay’s Affiliate Marketing (RAM) Network provides promoters with unique tools to manage and operate their independent promotion companies and teams which gives Relay Freight a boost in lead generation, creating a growing marketing potential.

Third, businesses are provided a web-based management system, the RMS, a centralized hub for all settings, tools, and functions, with premium featured tools to manage operations in Relay Freight for business such as in-house fleet management, promotions, lead generation, payouts, and IRS 1099 Federal documents.

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Our proposed monthly pricing for Relay Freight is as follows:

Freight Business Package Options (Shippers)	Rate
Free Sign Up	$0
Package 1	$500
Package 2	$1,500
Package 3	$2,500

Freight Transportation Companies	Rate
Basic Package	$59
Premium Package	$99
State Compliance Vehicle Rate	$20
Federal Compliance Vehicle Rate	$40
Freight Credit Card Processing	3.5%

Our Commercial Approach

Our commercial approach is to create a transportation and financial ecosystem which is built on a secure platform which allows companies to easily comply with regulations and create a B2B network consisting of drivers, business, and affiliates. Our proprietary platform provides trust between users and customers with the benefit, protection, and transparency needed in this industry. With our innovative approach, millions of drivers, businesses and promoters in the U.S. and eventually worldwide can quickly adopt and implement our tools through our app, generating revenue and permitting us to scale. There is no other known company which offers a proprietary network of this kind in the current transportation, financial and business market.

Relay Point™ provides drivers, businesses, and affiliates an opportunity to acquire targeted customers and increase revenue based on the network providing higher conversion. We have obtained a trademark for Relay Point™ and plan on submitting a process patent. See Risk Factor related to our patents on page 20 of our Offering Circular. Beta testing started in July 2019 in Las Vegas, Nevada. During July, August and September 2019, we were successful in adoption by all users, resolving server and software bugs and conducting speed testing. Beta testing was completed in December 2019. We signed approximately 500 drivers with no promotion at one location over a 3-month period. Beta testing did not include use of stablecoin digital currency or the vetting process.

Our Growth Strategy

We plan to become a leading transportation services company by pursuing the following growth strategies:

●	Scaling through partnerships with businesses, affiliates and promoters. Our Relay Point™ app together with Relay Management System is designed to manage all operational activities and create an online network consisting of drivers, businesses, and Relay’s Affiliated Marketing Network (promoter). Our innovative technology will create an ecosystem and position Relay Point to scale in the United States and worldwide.

●	Marketing our Relay Point™ app to customers and businesses of all sizes. Our market research suggests that a substantial and growing segment of this market is willing to pay a small transaction fee to ensure safety, recruit customers and settle transactions fast.

●	Recruit and retain quality drivers. Drivers are managed by the app which also keeps drivers informed, aware and compliant. Additional regulations and notifications within the app will keep drivers up to date in real time. Driver referral programs help attain and retain drivers because they are incentivized by financial rewards and informed of new driver qualifications.

●	Integrate industry-best practices. We plan to align our systems to the regulations of State and Federal authorities and become the leader in solving the problems of security and compliance.

Our Markets & Unique Technical Approach for Addressing those Markets

The current passenger-for-hire and freight transportation application markets are hyper focused on “getting you there” or “getting it there” with minimal focus on the transparency and security of the “who,” “it,” or “where.” In fact, while these markets are essential, state and federal agencies regulating these markets lack transparency and make compliance difficult. Due to the absence of a comprehensive vetting process, the security and safety of the financial transaction may be questionable, leaving the potential for errors without any guarantee of the transaction security. For these reasons, there are numerous crimes that may occur, and safety is often compromised.

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Using our Relay Point™ app, this failed approach will be significantly safer and more efficient. Our onboarding and vetting system protects the identity of users while providing transparency within the Relay Point ecosystem. Our proprietary Relay Point financial network will handle payments and commissions by digital tokens representing U.S. dollar fiat-backed stablecoin cryptocurrency (“stablecoin digital currency”). Our network consists of three profiles (Driver, Business, and Promoter) which are linked together to help businesses or promoters acquire customers and deliver goods to their door by running promotions, that will facilitate both payments to drivers, and commissions to promoters.

Contactless payment solutions have changed the landscape of behaviors for consumers and businesses. Relay Point™ provides the solution by using stablecoin digital currency to create stability for merchants and reduce the risk of chargebacks. Our network aligns with the current trends created by COVID-19 using contactless payments and real-time tracking within system checkpoints between all users.

In short, our unique approach includes several elements. First, the Relay Point platform including the Relay Point™ app and Relay Management System is a groundbreaking, innovative proprietary system that provides an easy-to-use mobile application tool kit that creates an online network consisting of Drivers, Businesses, and Promoters (Relay’s Affiliated Marketing Network) to manage all operational activities within the secure stablecoin environment. In addition, our platform has an automated KYC/AML and built-in blockchain technology which provides security and payment guarantee. Lastly, the Relay Point™ network allows businesses and users to manage financial transactions, work logs, history and provide marketing ad prospect tools in an easily accessible and secure environment. Currently there is no other known company that utilizes this type of proprietary network in the current transportation markets.

Our Competition

Due to the substantial needs in the U.S. and worldwide, we believe many drivers, businesses and promoters are unaware of the significant potential to conduct transportation business safer and faster, which we believe is currently only possible with Relay Point™. Generally, transportation is a highly competitive marketplace, with thousands of companies competing domestically and internationally. We plan to compete on reliability, efficiency, simplicity, technological capabilities and price. Currently there are no known specific competitors locally, nationally and internationally that offer the innovative platform we provide. There are companies that provide a portion of the services we offer but we are not aware of any companies that provide the ecosystem that Relay offers.

Our Relay Point™ app works in conjunction with personal vehicle ownership and usage and traditional transportation services, including taxicab companies and taxi-hailing services, and livery services. In addition, public transportation may be a superior substitute to our offerings and in many cases, offers a faster and lower-cost travel option in many cities. We also may compete with other ridesharing companies for drivers and riders including Lyft, OLA, Didi, Bolt, and Uber. For example, a rider may choose to ride with a business whose drivers subscribe to the Relay app, and a ridesharing driver working on a competitive app may decide to work for a business that subscribes to the Relay app, if such a business determines that such driver is qualified.

Our Relay Freight app plans to compete with global and North American freight brokers such as C.H. Robinson, Total Quality Logistics, Convoy, Coyote, Transfix, DHL, Uber Freight, and NEXT Trucking. However, none of the competitors listed are direct competitors because they do not offer digital infrastructure platforms utilizing blockchain technology.

Currently there are no known products in the marketplace that compete with our Relay Point™ app, RAM Network or RMS and we are unaware of any companies in production, though there may be emerging companies seeking to enter the market. While there are other companies that connect driver and business networks, only Relay provides a platform that includes Relay’s Affiliate Marketing Network (promoter). In addition, we believe we are unique because we offer vetting through background checks, built-in escrow and features permitting transaction settlement via stablecoins. There are no known apps managing state-related documents for the transportation industry in the state of Nevada or endorsed by the state of Nevada. Our goal is to ultimately be endorsed by the state of Nevada. As the first mover in this unique intersection of industries collecting data from drivers, businesses and promoters, we expect to remain ahead of emerging competitors as we continue to improve our services and offer more products based on feedback from users in our ecosystem.

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Our Competitive Advantages

Based on our research and experience in the transportation industry, the following competitive strengths enable us to compete effectively in and capitalize on the growing transportation market.

●

Our Relay Point™ app is a key competitive advantage. Our app provides the security of a stablecoin environment, with an easy-to-use mobile application tool kit that creates an online network of drivers, business, and promoters to manage all operational activities. Our app provides automated KYC and built-in blockchain technology that will increase security and trust. However, we are the only company that is using Prime Trust’s proprietary technology that is leading the way for digital currency and digital banking functions. In contrast, our competition is highly fragmented and does not offer features comparable to those offered by us.

●	Our Relay Point™ app uses blockchain technology. Drivers, businesses and promoters are linked together into a system where smart contracts are used (tickets, promotions, contracts and bill of ladings). These transaction points within the relay system are executed onto a shared distributed ledger. This provides for transparency, accountability, data security and verification within the ecosystem.

Our Growth Strategy

We strive to be a leading transportation services company by pursuing the following growth strategies:

●	Scaling through partnerships with businesses, affiliates and promoters. Because our Relay Point™ app is designed to manage all operational activities and create an online network consisting of drivers, business, and Relay’s Affiliated Marketing (RAM) Network, we believe we will create an ecosystem and position ourselves to scale in the United States and worldwide.

●	Marketing our Relay Point™ app to customers and businesses of all sizes. Our understanding of the market/market research shows that a substantial and growing segment of this market is willing to pay a small transaction fee to ensure safety, recruit customers and settle transactions quickly.

●	Recruit and retain quality drivers. Drivers are managed by the app that also keeps the driver informed, aware and compliant. Additional regulations and notifications within the app will keep drivers up to date in real time. Driver referral programs help attain and retain drivers and keeps them informed of new driver qualifications.

●	Integrate industry-best practices. We plan to align our systems to the regulations of State and Federal authorities and be the thought leader in solving the problems of security and compliance.

Going Concern

The accompanying financial statements have been prepared assuming our company will continue as a going concern. This assumes continuing operations and the realization of assets and liabilities in the normal course of business. We have incurred losses since our formation. As of December 31, 2021, we have an accumulated deficit of approximately $134,480. We do not expect to have a predictable revenue stream in the near future. In addition, we believe we will continue to use funds raised in this offering in our operations. While we continue to place emphasis on securing additional investment, the lack of a proven profitable business strategy that would generate a predicable revenue stream makes it unlikely for our company to continue as a going concern. If we are unable to generate sufficient cash from our operating activities or raise additional funds, we may be required to delay, reduce or severely curtail our operations or otherwise impede our on-going business efforts, which could have a material adverse effect on our business, operating results, financial condition and long-term prospects.

Legal Proceedings

None.

Research and Development

We plan to enter into a contract with Seisan development for Relay Freight and Support for the complete Relay Management System. We also plan to engage Amazon Web Services immediately.

Employees

We have one full-time employee.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Since its formation in 2018, our company has been engaged in research and development with capital raised from our Manager and our Members. We are considered to be a development stage company and our Manager is devoting substantially all his efforts to establishing our business and planned future operations.

Recent Developments

As of December 31, 2021, the Company has two loans payable to unitholders totaling $44,116. This balance represents two individual loans, both loans are unsecured.

Principal Factors Affecting our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to access additional capital and the size and timing of subsequent financings;

●	our ability to obtain funding required for our operations;

●	the costs of sales, marketing, and customer acquisition;

●	the costs of compliance with any unforeseen regulatory obstacles or governmental mandates in any states or countries in which we seek to operate.

Results of Operations for Fiscal Years Ended December 31, 2021 and 2020

Revenues

Revenues were $0 in both fiscal 2021 and 2020 as the company is pre-revenue.

Cost of sales

Cost of sales were $0 in both fiscal 2021 and 2020 as the company earned no revenue.

General and administrative

Total general and administrative costs were $88,189 during fiscal 2021and $50,446 during fiscal 2020, which represents a 75% increase. This increase was primarily attributed to the following:

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Professional fees

Professional fees consist of costs attributable to consultants and contractors who primarily spent their time on legal, accounting, and business development. Professional fees were $61,644 during fiscal 2021and $46,125 during fiscal 2020, which represents an increase of $15,519 or 34%. As a result, the Company believes it has complied with federal, state, local and shareholder obligations.

Sale and marketing expenses

Sales and marketing expenses were $9,941 during fiscal 2021and $0 during fiscal 2020, this increase is primarily due to initial efforts to begin marketing and evaluating various marketing strategies and methods.

Other office expense

Other office expense were $16,604 during fiscal 2021and $1,321 during fiscal 2020. This increase is primarily due to increased activity in various required general administrative activities (computer and software, temp office labor, supplies, etc.).

Net loss

Net loss during fiscal 2021 increased by $88,189 in comparison to the net loss of $50,446 incurred during fiscal 2020 primarily as a net result of overall operating expenses.

Liquidity and Capital Resources for Fiscal Years Ended December 31, 2021 and 2020

As of December 31, 2021, we had $30,664 in cash and $0 of other current assets, and $106,616 of current liabilities, resulting in a working capital deficit of $134,480 compared to $3 in cash and a working capital deficit of approximately $84,034 as of December 31, 2020.

Net cash used in operating activities was $108,314 for fiscal 2021 compared to net cash used of $30,321 for fiscal 2020. The increase in net cash used in operating activities was largely attributed to general administrative and professional fee’s expenses.

Net cash used for investing activities during fiscal 2021 was $0 compared to $1500 in fiscal 2020.

Net cash provided by financing activities during fiscal 2021 was $138,875 and consisted of proceeds from a convertible note in the amount of $60,000 from a related-party. Net cash by financing activities during fiscal 2020 was $31,824 received from a related party.

We expect to generate revenues from our operations in 2022, however, the amount of revenues is still unpredictable and may not be sufficient to fund all our working capital needs. Accordingly, we anticipate that we will have negative cash flow from our operations and, therefore, will have to raise additional capital in order to fund our operations in 2022.

In addition to continuing to incur normal operating expenses, we intend to continue our research and development efforts for our website development, and we also expect to further develop our sales, marketing and software applications. We currently do not have sufficient capital on hand to fully fund our proposed research and development activities, which may negatively affect our future revenues.

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Liquidity and Capital Resources

We will rely on revenues generated, if any, and equity sales of the Company’s Preferred Units in order to continue to fund business operations. Issuances of additional shares will result in dilution to existing shareholders. There is no assurance that the Company will achieve any sales of the equity securities or arrange for debt or other financing to fund our business plan.

As we expand our activities, we may, and most likely will, experience net negative cash flows from operations, pending receipt of revenues. Additionally, we anticipate obtaining additional financing to fund operations through equity offerings, to the extent available, or to obtain additional financing to the extent necessary to augment our working capital. In the future we will need to generate sufficient revenues from sales in order to eliminate or reduce the need to sell stock or obtain loans. There can be no assurance we will be successful in raising the necessary funds to execute our business plan.

Plan of Operations

Upon completion of this Offering, the Company intends to direct funds as described in the Use of Proceeds section. Key milestone projections are as follows:

●	Milestone 1: Staff Internal Developers and Designers by third quarter of 2022.

●	Milestone 2: Staff Office Manager, Sales Department, Customer Support and Field Tech by end of 2022.

●	Milestone 3: Hire CEO, COO, CFO and Marketing Director by end of 2022.

Staffing

We intend to immediately start paying salary to Stanley Chomer as President and Manager, Charles Durham, Chief Technology Officer, Ruben Espinoza, Creative Director, Jimmy Bingham as Advisor, and Kevin Lehtiniitty as Advisor.

Research and Development

We plan to enter into a contract with Seisan development for Relay Freight and Support for the complete Relay Management System. We also plan to engage Amazon Web Services immediately.

Purchase of Real Estate

We plan to engage a Real Estate broker to help acquire real estate property for a Las Vegas office location within the first 12 months. We also plan to acquire mortgage financing with a 20% down payment towards a $3,000,00 to $4,000,000 purchase price within the first 12 months.

COVID-19 Effects

If the current outbreak of the coronavirus continues to grow, the effects of such a widespread infectious disease and epidemic may inhibit our ability to conduct our business and operations and could materially harm our Company. The coronavirus may cause us to have to reduce operations as a result of various lock-down procedures enacted by the local, state or federal government, which could restrict our ability to conduct our business operations. The coronavirus may also cause a decrease in spending on the types of products that we plan to offer, as a result of the economic turmoil resulting from the spread of the coronavirus and thereby having a negative effect on our ability to generate revenue from the sales of our products. The continued coronavirus outbreak may also restrict our ability to raise funding when needed and may also cause an overall decline in the economy as a whole. The specific and actual effects of the spread of coronavirus are difficult to assess at this time as the actual effects will depend on many factors beyond the control and knowledge of the Company. However, the spread of the coronavirus, if it continues, may cause an overall decline in the economy as a whole and also may materially harm our Company.

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Trends Information

The core elements of our growth strategy include developing a product line with a strong brand awareness. We plan to invest significant resources in product development and marketing, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly marketing costs and research and development. These investments are intended to contribute to our long-term growth; however, they may affect our short-term profitability.

Our Company plans to raise funds from this Offering, to use funds raised to commence operations, and as of the date of this Form 1-K we have not generated any revenue. All our operations to date have been developing our business plan. Accordingly, we have not experienced any recognizable trends in the last fiscal year.

Regulatory Matters

Our products must maintain compliance with the local, state and federal regulators in the transportation industry in the geographic areas we plan to operate in, including but not limited to, the Department of Transportation and the Federal Motor Carrier Safety Administration.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any.

ITEM 3. DIRECTORS AND OFFICERS

The Manager

Our company operates under the direction of our Manager, Stanley K. Chomer, who is responsible for directing the operations of our business, directing our day-to-day affairs, and implementing our strategy. Our Manager performs its duties and responsibilities pursuant to the Operating Agreement. Our Manager has established a Board of Managers, consisting of one Manager, and has established an Advisory Board that will advise us on decision-making. Our Manager and our officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We will follow guidelines adopted by our Manager and implement policies set forth in the Operating Agreement unless otherwise modified by our Manager. Our Manager may establish further written policies and will monitor our administrative procedures, operations and performance to ensure that the policies are fulfilled. Our Manager may change our objectives at any time without approval of our interest holders. Our Manager is relying on the track record of its individual officers, directors and advisors.

Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our interest holders. However, since are Manger and CEO are both Mr. Chomer, Mr. Chomer has a fiduciary relationship with the Company as CEO. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

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The responsibilities of our Manager include the management and operation of our Company, including the responsibility to conduct the day-to-day affairs of our Company. Our Manager is authorized to take the following actions, qualified in its entirety by our Operating Agreement:

●	Selecting, consulting, retaining or dismissing service providers, officers, attorneys, accountants, among others, and the determination of their compensation;

●	Opening any bank, trust, or other deposit accounts and operations thereunder;

●	Borrowing money, obtaining credit, issuing debentures;

●	Making investments in or the acquisition of securities or assets; and

●	The issuance by the Company of additional units or the addition of a new Member.

Directors, Executive Officers and Key Employees

The following table sets forth the name and position of each of the current executive officers, directors and key employees.

Name	Position	Age	Term of Office	Hours per week for part-time employees
Stanley K. Chomer	Chief Executive Officer, Sole Manager of Board of Managers	48	*	N/A
Charles Durham	Chief Technology Officer	51	**	N/A
Ruben Espinoza	Creative Director	43	**	N/A

*Manager may only be removed by Members owning greater than 85% of the then outstanding Company Membership Interests, only if, simultaneously with such removal, a Successor Manager is elected by the Members owning greater than 85% of the then outstanding Company Membership Interests

** Our two executive officers have not entered into employment agreements with the Company.

Stanley K. Chomer. Mr. Chomer, Founder of Relay Management L.L.C., is a serial entrepreneur who has earned recognition as a sales leader and developed a team leading in residential and commercial real estate funding. Mr. Chomer’s prior success in road transportation, finance and entertainment, combined with his ability to understand both offline and online businesses and technology, has prepared him for his key role in Relay Management L.L.C. Following the real estate downturn in 2007, Mr. Chomer introduced a unique custom coach concept to Las Vegas, the first of its kind marketing coach, Vegas Strip Transportation. As a result of working with both state and federal agencies, this special vehicle was granted the required license and was approved to operate as an interstate carrier. Mr. Chomer’s leadership in navigating the Nevada Transportation Authority caused him to be granted a privileged license as an intrastate carrier as the only known Class A motorhome converted to a bus. In 2012, Mr. Chomer’s designed a Mercedes Benz Sprinter party bus and helped guide the design, procedures and requirements to gain the Nevada Transportation Authority approval. This creation led to the first regulated Mercedes Benz Sprinter bus and has become one of the hottest selling buses in the State of Nevada.

With respect to digital technology, branding, and entertainment, in 2014, Mr. Chomer and Mr. Espinoza worked together in a digital marketing and branding endeavor which set out to create new online platforms and experiences that would leverage user-generated content in fresh and unexpected ways, which played a key part in the front-end design creation of the Relay Point application and continues to do so today. Mr. Chomer was also named marketing director in charge of offline tours, events and new media projects in 2012 by a leading urban market site, World Star Hip Hop. Later, while working with Rising Star Group in 2017 and 2018, Mr. Chomer produced and managed concerts and events for some of the Internet’s biggest names: Migos, Rae Sremmurd, Yandel and Les Twin (winner of NBC’s World of Dance). Presently, Mr. Chomer has devoted a significant amount of his time to refining and developing the prototype app, web platform and marketing strategies for Relay Management. Mr. Chomer secured the help of Prime Trust, a known leader in escrow and blockchain technology as Relay’s technology provider, and Relay’s advisory board includes Kevin Lehtiniitty and Jimmy Bingham. Other software services will be performed by Seisan Consulting, LLC, a software company specializing in back-end development and geospatial technologies led by Charles Durham president/chief technology officer.

15

Charles Durham: Mr. Durham serves as CTO of Relay and currently serves as President of Seisan Consulting, LLC. Mr. Durham leads, guides, and motivates the Seisan team to push themselves outside of their comfort zones. His underlying understanding and expertise of people and technology allows him to get the most out of Seisan’s team to provide the very best for their future clients. Over the course of his career, Mr. Durham has been at the forefront of implementing cutting-edge technologies for enterprise solutions. From early intranet solutions to internet connected devices (pre-term Internet of Things), Mr. Durham has pushed himself and the team to think outside of the box to solve challenging business problems. Mr. Durham and his wife live in Lititz, PA. Mr. Durham has an active role in the local tech community speaking and demonstrating technology in Robotics, UAV/Drones, along with Augmented and Virtual Reality. Mr. Durham enjoys tinkering with new consumer electronics, robots, and drones. See Exhibits 16.5, 16.6, 16.7 and 16.8 for notable examples of Mr. Durham’s work. Exhibit 16.5 for Asplundh shows GPS data tracking activity, rendering onto maps as a visual digital display for Compliance. Compliance after the fact focus. Exhibit 16.6 for Flagger Force shows GPS mapping, to an order dispatch system for on time arrival. Using dashboard for users. Exhibit 16.7 for Hertz shows Inventory Status based on contract terms. Analyzed GPS tracking to determine probability of on time arrival based on contract. Exhibit 16.8 for Intel shows gamification of users to redeem points, on a system to manage the redemption process.

Ruben Espinoza: Ruben “Skull” Espinoza, Creative Director of Relay, has been creating innovation in areas of television, marketing, social media, and internet for nearly two decades after his completion of studies at Brooks college, before attending Art Center College of Design. Mr. Espinoza began paving his way in 1997 as a core hire at internet start-up HIWIRE, a creator and leader in target ad insertion technology. Mr. Espinoza oversaw the creative Production team as Art Director. In the turn of the internet startups, Mr. Espinoza went to work with the new media leader Dale Herigstad and the h Design team. Mr. Espinoza decided to become an independent creative taking on clients for online solutions such as: LA Auto Show, Robert Kardashian’s Movie Tunes, Color by Deluxe and Spark Studios. Mr. Espinoza was invited to join the core of a new online marketing agency Sparks Studio as its Creative Director. As Creative Director, Mr. Espinoza was given the opportunity to create solutions and establish online marketing with many top tier internet clients like: funny or die, bix –yahoo, then unknown socialite Kim Kardashian, and World Star Hip Hop. Based on the results from Kim Kardashian, and World Star when Sparks decided to its change focus. Mr. Espinoza went on to create a new type of creative agency. Focused on creating innovative brand solutions and social awareness Mr. Espinoza’s client base took off with the majority of Hollywood with notable clients like: LA Lakers – Rick Fox, Metta World Peace, Dancing with the Stars Karina Smirnoff, and countless other TV personalities and musicians.

Family Relationships

There are no family relationships between any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee.

Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past five years:

●	been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or

●	had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

None of our officers or directors in the last five years has been the subject of any conviction in a criminal proceeding or named as a defendant in a pending criminal proceeding (excluding traffic violations and other minor offenses), the entry of an order, judgment, or decree, not subsequently reversed, suspended or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended or otherwise limited such person’s involvement in any type of business, securities, commodities, or banking activities; a finding or judgment by a court of competent jurisdiction (in a civil action), the SEC, the Commodity Futures Trading Commission, or a state securities regulator of a violation of federal or state securities or commodities law, which finding or judgment has not been reversed, suspended, or vacated; or the entry of an order by a self-regulatory organization that permanently or temporarily barred, suspended or otherwise limited such person’s involvement in any type of business or securities activities.

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Compensation

As of the date of this Form 1-K, no one has received any compensation from the Company. The table below presents the anticipated annual compensation of each of the three highest paid executive officers of the Company for the Company’s first full fiscal year of operation:

Name	Capacities in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Stanley K. Chomer*	N/A	$0.00	$0.00	$0.00
Charles Durham*	N/A	$0.00	$0.00	$0.00
Ruben Espinoza*	N/A	$0.00	$0.00	$0.00

*After raising at least $1,000,000 from offering proceeds, salaries will be activated for the three management positions listed above: CEO at $200,000 annually, Creative Director at $75,000 annually, and Chief Technology Officer at $100,000 annually.

Employment Agreements

The Company does not currently have any employment agreements in place with its directors or officers. We have one full-time employee.

Compensation of Manager

Our Manager will receive reimbursement for costs incurred relating to this and other offerings (e.g., Offering Expenses) and other compensation. Our Manager will receive other fees in connection with this offering, including an additional $180,000 per year for services performed in the capacity of Manager. See “Conflicts of Interest” and “Interest of Management and Others in Certain Transactions” for further details.

Our Manager received $10,000 in compensation in our fiscal year ended December 31, 2021.

CONFLICTS OF INTEREST

The Company and the Manager are subject to various conflicts of interest. The Manager has limited fiduciary obligations to the unitholders, which in general require a duty of loyalty and a duty of due care to the unitholders in managing the property and the affairs of the Company.

The Manager intends to exercise his best business judgment and discretion in resolving any such conflicts which may arise. However, the Manager does not intend necessarily to accord priority to the Company with respect to any other company or entity with which it may be affiliated.

Potential conflicts include, but are not limited to, the following:

Competition by the Company with Other Entities for Time and Services of its Manager

It is contemplated that the Manager, and affiliates may engage in other business activities, investment or ventures, or with others and will devote such time as may be necessary to conduct the business of the Company. The Manager, and affiliates may have conflicts of interest in allocating time, services and functions among the Company and other present and future entities which they and affiliates may organize or be affiliated with, as well as other business ventures in which they are or may be involved. The Manager, and affiliates, may engage for their own account, or for the accounts of others, in other business ventures, related or otherwise, and the Company shall not be entitled to any interest therein.

17

Receipt of Compensation by the Manager and Members

The compensation described under “Compensation of the Manager” was not determined by arm’s-length negotiations, including the Manager’s right to profits and distributions of the Company, which will result in a direct reduction of the proceeds of this offering available for the Company. In addition, our goal is to repurchase Common Units from our initial four members to return to treasury in and estimated total amount of $1,150,000.

Other Businesses

The Company will rely on the Manager for the operation of the Company. While the Manager will focus primarily on the Company over the Company’s term, the Manager or its affiliates may act as the sponsor of other companies in the future, which companies may invest in businesses similar to those of the Company. The Manager and its affiliates and principals may engage in other business ventures and neither the Company nor any Member shall be entitled to any interest therein. For example, our Manager is the sole Member and Manager of Au Coin LLC. Consequently, the Manager and its principals may have conflicts of interest in allocating management time, services and functions between the Company and such other business interests or ventures.

Transactions with the Manager

The Manager may receive certain fees from the Company regardless of the profitability of the Company. Such fees are not the result of arm’s length negotiations and do not represent fees which would be arrived at were the parties independent. The Manager may provide additional services for the Company from time-to-time, but compensation for such services will not exceed compensation which would be paid to unaffiliated parties for comparable services. See “Compensation of Manager” and “Interest of Management and Others in Certain Transactions.”

Indemnification of Manager

The Operating Agreement provides that the Manager shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of gross negligence, fraud, deceit, reckless or gross misconduct, or a knowing violation of law by the Manager. The Operating Agreement also provides that, to the fullest extent permitted by applicable law, the Company shall indemnify any individual or entity made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such individual or entity is or was a Manager, officer, employee or other agent of the Company.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Relay Management L.L.C., a Nevada limited liability company, has nine members. Stanley K. Chomer is the Manager of the Company. Common Units have full voting rights. Preferred Units shall have an equity interest and a preferred distribution, however, Preferred Units have limited voting rights and are not entitled to vote at any meeting or on any matter of the Company to be voted on pursuant to the Operating Agreement, unless such holder also owns a Common Membership Interest, or as specifically provided in the Operating Agreement.

Name	Address	Number of Common Units	Percent of Class
Stanley K. Chomer	*	2,530,000	57.5%
Ruben Espinoza	*	1,210,000	27.5%
Eugeni Stoytchev	*	440,000	10%

*The address of each person owning greater than 10% of our Common Units listed in the table above is c/o Relay Management L.L.C., 3651 Lindell Rd. Suite D, Las Vegas, NV 89103.

The Company has issued 9,040 Preferred Units as of December 31, 2021. The Company may pay back loans made by members in the aggregate amount of $47,800 with cash or Preferred Units.

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ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The following includes a summary of transactions since the beginning of our 2020 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Item 3. Directors and Officers”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Other than disclosed herein, none of the members of the Board, the Company’s executive officers, or other affiliates have or will be involved in a material company transaction as of the date of this Form 1-K.

On March 9, 2021, Stanley Chomer, Owner/CEO of Au Coin LLC and Prime Trust, LLC entered into a Trust Agreement for the benefit of Au Coin token holders. This is where the funds backing the stablecoin are held in trust by a third party, Prime Trust. The funds held in trust are auditable by Au Coin’s third-party auditors for on-demand proof of funds. These funds are held in trust for the backing of the stablecoin and only remitted upon a customer redeeming of the stablecoin; which happens in sequential action of the stablecoin being destroyed and debiting them from Blockchain.

On March 9, 2021, Stanley Chomer, Owner/CEO of Au Coin LLC and Prime Trust, LLC (“Custodian”) entered into a Self-Directed Custodial Account Agreement to establish a Custodial Account for and in the name of Au Coin LLC. The Custodial Account is used for the overall business needs for incoming and outgoing transactions. This account is accessible by the issuer. Au Coin LLC acknowledged and agreed that the custody of digital assets is generally subject to a high degree of risk, including without limitation, the risk of loss due to the blockchain or smart contract defects as well as forks and other events outside Prime Trust’s control. Custodial Property is not insured by the Federal Deposit Insurance Corporation or otherwise insured. Au Coin LLC is advised to obtain a separate insurance policy for Custodial Property. Agreement is effective until terminated. Custodian may resign and be discharged from its duties or obligations by giving ten (10) days’ notice in writing of such resignation to Au Coin LLC specifying a date when such resignation shall take effect and, after the date of such resignation notice, notwithstanding any other provision in the Agreement, Custodian’s sole obligation will be to hold the Custodial Property pending appointment of a successor Custodian.

ITEM 6. OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U during the last six months of the fiscal year ended December 31, 2021, but was not reported.

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ITEM 7. FINANCIAL STATEMENTS

RELAY MANAGEMENT LLC

Financial Statements For The Year Ended December 31, 2021

TOGETHER WITH INDEPENDENT ACCOUNTANT AUDIT REPORT

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924 W. 75th Street Suite 120 - 189 Naperville, IL 60565 +1 (815) 348-2421 omar@napercpa.com

INDEPENDENT ACCOUNTANT AUDIT REPORT

To the Management of RELAY MANAGEMENT LLC

I have audited the accompanying financial statements of RELAY MANAGEMENT LLC (the “Company”), which comprise the Balance Sheet as of December 31, 2021, the related Profit & Loss Statement, the related Statement of Cashflows, and the related Statement of Shareholders Equity for the 12-month period then ended, and the related notes to the financial statements.

Opinion

In my opinion, the financial statements and the related notes to the financial statements, referred to above present fairly, in all material respects, the financial position of RELAY MANAGEMENT LLC as of December 31, 2021, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

/s/ Omar Alnuaimi, CPA

Naperville, IL

April 20, 2022

F-1

RELAY MANAGEMENT LLC

PROFIT & LOSS STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2021

	2021	2020*
Revenue
Sales	$-	$-
Total Revenue	-	-
Cost of Sales	-	-
Gross Profit	-	-

Operating Expense
Advertising & Marketing	9,941	-
Outside Services	-	3,000
Other Office Expenses	10,604	1,321
Professional Fees	61,644	46,125
Computer & Software	6,000	-
Total Operating Expenses	88,189	50,446

Net Income From Operations	(88,189)	(50,446)

Other Income (Expense)
Total Other Income (Expense)	-	-

Net Income Before Provision for Income Tax	(88,189)	(50,446)

Provision for Income Taxes	-	-

Net Income (Loss)	$(88,189)	$(50,446)

* for comparative purposes only

See Independent Accountant’s Audit Report and accompanying notes, which are an integral part of these financial statements.

F-2

RELAY MANAGEMENT LLC

BALANCE SHEET

AS OF DECEMBER 31, 2021

	12/31/21	12/31/20*
ASSETS

CURRENT ASSETS
Cash and Cash Equivalents	$30,564	$3
TOTAL CURRENT ASSETS	30,564	3

NON-CURRENT ASSETS
Capitalized Software Development	34,820	34,820
TOTAL NON-CURRENT ASSETS	34,820	34,820

TOTAL ASSETS	65,384	34,823

LIABILITIES AND OWNER’S EQUITY

CURRENT LIABILITIES
Accounts Payable	2,500	22,625
Short Term Loan	60,000	-
Loans Due to Shareholders	44,116	10,000
TOTAL CURRENT LIABILITIES	106,616	32,625

NON-CURRENT LIABILITIES
TOTAL NON-CURRENT LIABILITIES	-	-

TOTAL LIABILITIES	106,616	32,625

OWNER’S EQUITY
Equity	181,437	136,679
Retained Earnings (Deficit)	(134,480)	(84,034)
Net Income (Loss)	(88,189)	(50,446)
TOTAL SHAREHOLDERS’ EQUITY	(41,232)	2,198

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$65,384	$34,823

* for comparative purposes only

See Independent Accountant’s Audit Report and accompanying notes, which are an integral part of these financial statements.

F-3

RELAY MANAGEMENT LLC

STATEMENT OF CASHFLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

	2021	2020*
OPERATING ACTIVITIES
Net Income	$(88,189)	$(50,446)
Non-Cash Adjustments
Increase (Decrease) in Accounts Payable	(20,125)	20,125

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(108,314)	(30,321)

INVESTING ACTIVITIES
Capitalized Software Development	-	(1,500)

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-	(1,500)

FINANCING ACTIVITIES
Owner’s Contribution (net)	44,758	21,824
Short Term Loan	60,000	-
Loans Due to Shareholders	34,116	10,000

NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	138,875	31,824

NET INCREASE (DECREASE) IN CASH	30,561	3
CASH AT BEGINNING OF PERIOD	3	-
CASH AT END OF PERIOD	$30,564	$3

* for comparative purposes only

See Independent Accountant’s Audit Report and accompanying notes, which are an integral part of these financial statements.

F-4

RELAY MANAGEMENT LLC

STATEMENT OF SHAREHOLDERS’ EQUITY

AS OF DECEMBER 31, 2021

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2019*	$30,820	$-	$30,820
Net Income for the period ending December 31, 2020*	-	(50,446)	(50,446)
Equity Contributions (Distributions)*	-	21,824	21,824
Balance, December 31, 2020*	$30,820	$(28,622)	$2,198

Balance, December 31, 2020	$2,198	$-	$2,198
Net Income for the period ending December 31, 2021	-	(88,189)	(88,189)
Equity Contributions (Distributions)	-	44,758	44,758
Balance, December 31, 2021	$2,198	$(43,431)	$(41,232)

* for comparative purposes only

See Independent Accountant’s Audit Report and accompanying notes, which are an integral part of these financial statements.

F-5

RELAY MANAGEMENT LLC

NOTES TO FINANCIAL STATEMENTS

For The Year Ended December 31, 2021

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

RELAY MANAGEMENT LLC (the “Company”) was formed in the State of Nevada on January 31, 2018. The Company’s office is in Las Vegas, NV. The Company is a business-to-business digital transportation and financial network with its core mission of improving businesses with providing them the tools to manage, maintain, and promote their business.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). As a result, the Company records revenue when earned and expenses when incurred.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and any cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles (“GAAP”), which provides a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

F-6

RELAY MANAGEMENT LLC

NOTES TO FINANCIAL STATEMENTS

For The Year Ended December 31, 2021

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Any unshipped orders are recorded as deferred revenues.

Capitalized Software

This balance represents the expenditures relating to the application development phase (Design, coding, hardware installation, testing, etc.) of the software The Company intends to provide access to / host the software through the internet (i.e., software as a service (SAAS) to customers).

The Company accounts for these expenditures in accordance with FASB ASC 350-40 “Internal-Use Software”. As required by ASC 350-40, the Company capitalizes the costs incurred during the application development stage.

The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life. As of December 31, 2021, assessment of recoverability of development costs has resulted in no impairment related write- off/expense.

Short Term Loan

On October 20, 2021, the Company entered into a short term loan agreement for $60,000. The terms dictate a flat fee rate in lieu of any stated interest rate. The flat fee rate is dependent on the Fee Amount Based Schedule below:

-	1 to 90 day fee 30,000 amount due 90,000 includes principal amount
-	91 to120 day fee 36,000 amount due 96,000 includes principal amount
-	121 to 150 day fee 42,000 amount due 102,000 includes principal amount
-	151 to 180 day fee 48,000 amount due 108,000 includes principal amount

Income Taxes

The Company , with the consent of its shareholders, has elected to be an S-Corporation (for tax purposes). In lieu of corporate income taxes, the shareholder(s) of an S-Corporation is taxed based on its proportionate share of The Company’s taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

F-7

RELAY MANAGEMENT LLC

NOTES TO FINANCIAL STATEMENTS

For The Year Ended December 31, 2021

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Commitments and Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2021, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

NOTE C – RELATED PARTY TRANSACTIONS

As of December 31, 2021, the Company reports loans payable to shareholders totaling $44,116. This balance represents two individual loans, both loans are unsecured.

For the year ended December 31, 2021, the Company paid $10,000 to a Managing Member for services rendered.

NOTE D – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had a net loss of $88,189 and net cash used in operating activities of $108,314 for the year ended December 31, 2021. The Company’s ability to raise additional capital through member contributions and/or debt financing is unknown. The obtainment of additional financing, the successful development of the Company’s contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. These conditions and the ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

NOTE E – EQUITY

The membership interests in the Company is divided into two classes of interests: (1) “Common Interests” and (2) “Preferred Interests.” The Common Interests and the Preferred Interests are issued in unit increments (each a “Unit” and collectively, the “Units”).

Common Interest

Under the articles of incorporation, the total number Units of Commons Interests (the “Common Units”) that The Company shall have authority to issue is ten million (10,000,000). As of December 31, 2021, 4,180,000 Common Units have been issued and are outstanding and an additional 220,000 Common Units are held in Treasury Stock by the Company.

F-8

RELAY MANAGEMENT LLC

NOTES TO FINANCIAL STATEMENTS

For The Year Ended December 31, 2021

NOTE E – EQUITY (cont.)

Preferred Interest

Under the articles of incorporation, the total number Units of Preferred Interests (the “Preferred Units”) that The Company shall have authority to issue is five million (5,000,000). As of December 31, 2021, 9,040 Preferred Units have been issued and are outstanding.

NOTE F – CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions and do not exceed the amount of insurance provided on such deposits.

NOTE G – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through April 20, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

F-9

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2022	Relay Management L.L.C.

/s/ Stanley K. Chomer
	Name:	Stanley K. Chomer
	Title:	Chief Executive Officer
(Principal Executive Officer and Principal Financial and Accounting Officer)

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